May 13, 2015

Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	T-Mobile US, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 19, 2015
Form 10-Q for Fiscal Quarter Ended March 31, 2015
Filed April 28, 2015
Form 8-K
Filed February 19, 2015
File No. 001-33409

Dear Mr. Spirgel:

T-Mobile US, Inc. (“T-Mobile” or the “Company”) submits this letter in response to comments from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 30, 2015 related to T-Mobile’s Form 10-K for the fiscal year ended December 31, 2014, Form 10-Q for the fiscal quarter ended March 31, 2015 and Form 8-K furnished on February 19, 2015. For your convenience, we have repeated each of the comments in your letter and followed each comment with the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Highlights, page 24

1.
The presentation of Adjusted EBITDA, a non-GAAP measure, without presenting the most directly comparable GAAP measure, net income (loss), appears to attach undue prominence to the non-GAAP measure. Please revise accordingly.

RESPONSE:

In response to the Staff’s comment, when presenting Adjusted EBITDA, a non-GAAP measure, T-Mobile will present the most directly comparable GAAP measure, net income (loss), with equal or greater prominence.

REVISED DISCLOSURE:

T-Mobile intends to include additional disclosure in the Financial Highlights of Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings substantially similar to the language set forth below:

Net loss improved to $63 million for the three months ended March 31, 2015, compared to $151 million for the same period in 2014, primarily due to the increase in service revenues, as described above.

Operating Expenses, pages 27 and 29

2.
Please tell us and disclose the significant components of cost of services, cost of equipment sales, and selling, general and administrative expenses. We note that selling, general and administrative expenses include retail and customer support employee-related costs.

RESPONSE:

In response to the Staff’s comment, the following are the significant components of cost of services, cost of equipment sales, and selling, general and administrative expenses:

Cost of services consist primarily of costs directly attributable to providing wireless service through the operation of T-Mobile's networks, including direct switch and cell site costs, such as rent, network access and transport costs, utilities, maintenance, associated labor costs, long distance costs, regulatory fees, roaming fees paid to other carriers and data content costs.

Cost of equipment sales consists primarily of costs of devices and accessories sold to customers and dealers, device costs to fulfill insurance and warranty claims, write-downs of inventory related to shrinkage and obsolescence, and shipping and handling costs.

Selling, general and administrative expenses consist of costs not directly attributable to providing wireless service for the operation of sales, customer care and corporate activities. These include commissions paid to dealers and retail employees for activations and upgrades, labor and facilities costs associated with retail sales force and administrative space, marketing and promotional costs, customer support and billing, bad debt expense and administrative support activities.

REVISED DISCLOSURE:

In future filings, T-Mobile intends to include disclosure substantially similar to the explanations above in the Management’s Discussion and Analysis of Financial Condition and Results of Operations sections of its periodic reports.

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition, page 55

3.
We note that your service revenues are “recognized when the service is rendered or collections are reasonably assured.” Please tell us why it is appropriate to recognize your service revenues at the time the collections are reasonably assured but the related services have not been rendered.

RESPONSE:

In response to the Staff’s comment, T-Mobile confirms that it recognizes service revenues in accordance with ASC 605, “Revenue Recognition” when revenues are both realized or realizable and also earned. T-Mobile also confirms that it does not recognize revenues without having provided the related service and having all revenue recognition criteria met.

REVISED DISCLOSURE:

In its Annual Reports on Form 10-K for future periods beginning with fiscal year 2015, T-Mobile intends to clarify the significant accounting policy for revenue recognition by including revisions substantially similar to the language set forth below:

Service revenues are earned from providing access to and usage of the Company’s wireless communications network and recognized when the service is rendered and all other revenue recognition criteria have been met ~~or collections are reasonably assured~~.

Form 10-Q for Fiscal Quarter Ended March 31, 2015

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three Months Ended March 31, 2015 Compared to Three Months Ended March 31, 2014

Revenues, Branded Postpaid Revenues, page 21

4.
Please tell us and disclose your revenue recognition policy for the Data Stash™ Un-carrier initiative and how you determined the amount of the deferral revenue related to this initiative. Refer to your basis in the accounting literature.

RESPONSE:

In response to the Staff’s comment, T-Mobile respectfully submits the following for additional background: The Un-carrier 9.0 Data StashTM initiative (“Data Stash”) was launched in January 2015, and is being offered to customers who are on qualifying Simple ChoiceTM plans. Qualifying Simple Choice plans are month-to-month postpaid and certain prepaid service plans that include at least 3 gigabytes (“GB”) of high-speed data. Data Stash provides customers a right to carry over their unused high-speed data for future use (“Personal Data Stash”) for as long as the customer remains on an eligible rate plan, up to a maximum of one year from the date of carry over. In addition, T-Mobile granted eligible customers a one-time 10GB high-speed data allotment free of charge (“Free 10GB Starter Stash”) for use on similar terms through December 31, 2015, at which time, any unused allotted data will be forfeited. Customers do not begin rolling over their Personal Data Stash until their Free 10GB Starter Stash is fully consumed or expires.

T-Mobile evaluated Data Stash along with other deliverables purchased by customers at or near the same time under ASC 605-25, Multiple-Element Arrangements. Other deliverables are comprised primarily of monthly wireless and related services and, if applicable, a phone or tablet purchased by the customer. The Company determined the Free 10GB Starter Stash and Personal Data Stash are separate deliverables as they constitute explicit performance obligations and require distinct action from T-Mobile to fulfill such obligations, and they represent separate units of accounting as the two criteria of ASC 605-25-25-5 are met.

In accordance with ASC 605-25-30-2, revenues related to the Free 10GB Starter Stash and Personal Data Stash are measured based on their standalone selling price, with non-contingent consideration being allocated using the relative selling price method. In determining the selling prices, T-Mobile relies on vendor-specific objective evidence (“VSOE”) when available, or considers third-party evidence (“TPE”) when VSOE is not available. If neither VSOE nor TPE are available, T-Mobile develops its best estimate of selling price (“BESP”). T-Mobile determined that neither VSOE nor TPE were available for the Free 10GB Starter Stash and Personal Data Stash as neither T-Mobile nor its competitors offer, on a standalone basis, the option to purchase comparable high-speed data with an extended expiration date separately from the purchase of a monthly service plan which includes other deliverables.

T-Mobile derived the BESP for each product in accordance with ASC 605-25-30 consistent with the Company’s normal and routine pricing practices. In determining the BESP, T-Mobile pricing experts considered multiple factors including, but not limited to, current ongoing pricing strategies and policies, cost of service delivery, customer demand and competitive market conditions. Specifically, the Company considered current pricing for add-on high-speed data which customers can purchase in 2GB increments if they have exceeded, or expect to exceed, the high-speed data allotment included in the base service plan. For example, customers with a service plan that includes unlimited voice calls, texting and 1GB of high-speed data, can upgrade to a service plan that includes 3GB of high-speed data.

In accordance with ASC 605-20, T-Mobile recognizes service revenues on Data Stash when service is delivered to the customer and the data is consumed, or at time of forfeiture or expiration. Given the lack of historical experience with directly comparable service offerings containing an extended carry over right, T-Mobile, has not factored expected breakage into the recognition of revenues.

REVISED DISCLOSURE:

In future filings, the Company intends to include disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations to include an explanation of the accounting for Data Stash substantially similar to the language set forth below:

T-Mobile recognizes service revenues for Data Stash plans when such services are delivered and the data is consumed, or at time of forfeiture or expiration.  Revenues relating to unused data that is carried over to the following month are deferred and valued based on their relative standalone selling price.

Form 8-K filed February 19, 2015

Exhibit 99.1 Fourth Quarter and Full-Year 2014 Highlights, page 1

Operational and Financial Highlights for the Fourth Quarter and Full-year 2014, page 3

5.
The presentation of Adjusted EBITDA, a non-GAAP measure, without presenting the most directly comparable GAAP measure, net income (loss), appears to attach undue prominence to the non-GAAP measure. Please revise accordingly. In addition, expand your discussion of Adjusted EBITDA on page 3 to discuss the reasons for the period-to-period changes net income (loss). Further, present the projected net income (loss) with your projected Adjusted EBITDA for the full-year 2015 on page 4. We note your Form 8-K filed April 28, 2015.

RESPONSE:

In response to the Staff’s comment, in future earnings releases, when presenting Adjusted EBITDA, a non-GAAP measure, T-Mobile will present the most directly comparable GAAP measure, net income (loss), with equal or greater prominence. In addition, T-Mobile will expand the discussion of Adjusted EBITDA to discuss the reasons for the period-to-period changes in net income (loss).

Adjusted EBITDA represents earnings before interest expense (net of interest income), tax, depreciation, amortization, stock-based compensation and expenses not reflective of T-Mobile’s ongoing operating performance. Due to the inherent difficulty in estimating their impacts and timing, the Company does not predict certain items that are excluded from Adjusted EBITDA, but which would be required for the presentation of projected net income (loss). Examples of these items include impairments of assets, impacts of changes in asset useful lives, gains and losses from asset sales and spectrum license transactions and the measurement of taxes. Accordingly, projected net income (loss) is not available for T-Mobile without unreasonable efforts. In future earnings releases the Company intends to include disclosure stating that projected net income (loss) is not available.

REVISED DISCLOSURE:

T-Mobile confirms it will include additional disclosure in future earnings releases substantially similar to the language set forth below:

Earnings Release Highlights:

•	Net loss improved $88 million YoY but declined $164 million QoQ in 1Q15

Earnings Release Net Income (Loss) Discussion:

Net loss for the first quarter of 2015 was $63 million, improved from a net loss of $151 million for the first quarter of 2014, but down from net income of $101 million for the fourth quarter of 2014. Year-over-year, the improvement in net loss was primarily due to the increases in service revenues, as described above. Sequentially, the decline in net loss was primarily due to higher losses on equipment sales, as described above.

Earnings Release 2015 Reconciliations of Non-GAAP Financial Measures to GAAP Financial Measures:

Because T-Mobile does not or cannot predict or forecast certain of the expenses which are excluded from Adjusted EBITDA, but which would be required for the presentation of projected net income (loss), T-Mobile does not provide projected net income or reconciliations to GAAP of its forward-looking financial measures.

* * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your consideration of the responses provided herein. Should any member of the Staff have a question regarding our responses to the comments set forth above, or need additional information, please do not hesitate to call Mike Morgan, our Chief Accounting Officer, at (425) 378-4435 or me at (425) 383-4859. For any future written correspondence sent by email, please use the following addresses: Braxton.Carter@T-Mobile.com, Michael.Morgan@T-Mobile.com and Dave.Miller@T-Mobile.com.

Sincerely,

/s/ J. Braxton Carter
J. Braxton Carter
Executive Vice President and Chief Financial Officer (Duly Authorized Officer)